Exhibit 12.1

Ratio of Earnings to Fixed Charges

	For Years Ended
	October 31, 2015	October 31, 2014	October 31, 2013	October 31, 2012	October 31, 2011
Earnings:
Add:
Income from continuing operations before taxes	$480	$229	$293	$237	$232
Fixed Charges	87	128	125	117	99
Total	$567	$357	$418	$354	$331
Fixed Charges:
Interest expense	65	107	105	99	84
Estimate of interest within rental expense	21	18	18	16	13
Amortization of capitalized expenses related to indebtedness	1	3	2	2	2
Total	87	128	125	117	99
Ratio of earnings to fixed charges	6.52	2.79	3.34	3.03	3.34